
September 25, 2020

Patrick Ford
Chief Financial Officer and Secretary
NextGen Acquisition Corp
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

> **Re: NextGen Acquisition Corp**
> **Form S-1 filed September 18, 2020**
> **File No. 333-248921**

Dear Mr. Ford:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Exhibit 23.1

1.   The auditor's consent references audit report dated August 14, 2020.   However, the audit report included in the S-1 is dated August 17, 2020. Please revise, accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction